Consolidated Financial Statements

Points International Ltd.
December 31, 2017

KPMG LLP
333 Bay Street
Suite 4600
Toronto, ON
M5H 2S5

Telephone (416) 777-8500
Fax (416) 777-8818
www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Points International Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Points International Ltd. (the "Entity"), which comprise the consolidated statements of financial position as at December 31, 2017 and December 31, 2016, the consolidated statements of comprehensive income (loss), changes in shareholders' equity and cash flows for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2017 and December 31, 2016, and its consolidated financial performance and its consolidated cash flows for the years then ended, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on Internal Control Over Financial Reporting

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Entity's internal control over financial reporting as of December 31, 2017, based on the criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 8, 2018 expressed an unqualified (unmodified) opinion on the effectiveness of the Entity's internal control over financial reporting.

Basis for Opinion

A - Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

KPMG LLP is a Canadian limited liability partnership and a member of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.
KPMG Canada provides services to KPMG LLP

KPMG
Page 2

B - Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Entity in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Entity's auditor since 2011.

Toronto, Canada

March 8, 2018

KPMG LLP
333 Bay Street
Suite 4600
Toronto, ON
M5H 2S5

Telephone (416) 777-8500
Fax (416) 777-8818
www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Points International Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited Points International Ltd.'s (the "Company") internal control over financial reporting as of December 31, 2017, based on the criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Report on the Consolidated Financial Statements

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company, which comprise the consolidated statements of financial position as at December 31, 2017 and December 31, 2016, the consolidated statements of comprehensive income (loss), changes in shareholders' equity and cash flows for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the "consolidated financial statements"), and our report dated March 8, 2018 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included within Management's Discussion & Analysis for the year ended December 31, 2017 under the heading Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of

KPMG LLP is a Canadian limited liability partnership and a member of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.
KPMG Canada provides services to KPMG LLP

Points International Ltd.
Consolidated Statements of Financial Position

Expressed in thousands of United States dollars

As at December 31	Note	2017	2016

ASSETS
Current assets
Cash and cash equivalents		$63,514	$46,492
Short-term investments	23	-	10,033
Restricted cash	5	500	500
Funds receivable from payment processors		15,229	10,461
Accounts receivable	6	7,741	4,057
Prepaid expenses and other assets	7	2,420	1,475
Total current assets		89,404	73,018

Non-current assets
Property and equipment	8	2,128	1,750
Intangible assets	9	15,265	16,896
Goodwill	10	7,130	7,130
Deferred tax assets	11	2,557	1,725
Other assets	7	2,661	2,715
Total non-current assets		29,741	30,216
Total assets		$119,145	$103,234

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$7,998	$6,335
Income taxes payable		695	1,638
Payable to loyalty program partners		65,567	53,242
Current portion of other liabilities	12	1,400	771
Total current liabilities		75,660	61,986

Non-current liabilities
Deferred tax liabilities	11	-	211
Other liabilities	12	538	719
Total non-current liabilities		538	930

Total liabilities		$76,198	$62,916

SHAREHOLDERS’ EQUITY
Share capital		56,394	58,412
Contributed surplus		10,647	9,881
Accumulated other comprehensive income (loss)		374	(127)
Accumulated deficit		(24,468)	(27,848)
Total shareholders’ equity		$42,947	$40,318
Total liabilities and shareholders’ equity		$119,145	$103,234
Guarantees and Commitments	18
Credit Facilities	24

The accompanying notes are an integral part of these consolidated financial statements.

APPROVED ON BEHALF OF THE BOARD:

/s/ Bernay Box	Chairman
/s/ Robert MacLean	Director and Chief Executive Officer

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Points International Ltd.
Consolidated Statements of Comprehensive Income (Loss)

Expressed in thousands of United States dollars, except per share amounts

For the year ended December 31	Note	2017	2016

REVENUE
Principal		$330,565	$308,964
Other partner revenue		16,768	12,648
Interest		213	209
Total Revenue	4	347,546	321,821

EXPENSES
Direct cost of principal revenue		300,570	278,483
Employment costs		25,767	23,220
Marketing and communications		2,056	2,220
Technology services		1,912	1,691
Depreciation and amortization		3,988	4,529
Foreign exchange (gain) loss		(58)	230
Operating expenses	16	8,470	6,418
Impairment of long-term investment	22	-	5,000
Total Expenses		$342,705	$321,791

INCOME BEFORE INCOME TAXES		4,841	30

Income tax expense	11	1,461	1,545
NET INCOME (LOSS)		$3,380	$(1,515)

OTHER COMPREHENSIVE INCOME
Items that will subsequently be reclassified to profit or loss:
Unrealized gain on foreign exchange derivatives designated as cash flow hedges		1,012	401
Income tax effect		(268)	(106)

Reclassification to net income of loss (gain) on foreign exchange derivatives designated as cash flow hedges		(331)	269
Income tax effect		88	(67)

Other comprehensive income for the year, net of income tax		501	497
TOTAL COMPREHENSIVE INCOME (LOSS)		$3,881	$(1,018)

EARNINGS (LOSS) PER SHARE
Basic earnings (loss) per share	14	$0.23	$(0.10)
Diluted earnings (loss) per share	14	$0.23	$(0.10)

The accompanying notes are an integral part of these consolidated financial statements.

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Points International Ltd.
Consolidated Statements of Changes in Shareholders’ Equity

		Attributable to equity holders of the Company
Expressed in thousands of United States dollars except					Accumulated
number of shares					other
				Contributed	comprehensive	Accumulated	Total shareholders’
		Share Capital		Surplus	income (loss)	deficit	equity
	Note	Number of	Amount
		Shares

Balance at December 31, 2016		14,878,674	$58,412	$9,881	$(127)	$(27,848)	$40,318
Net Income		-	-	-	-	3,380	3,380
Other comprehensive income		-	-	-	501	-	501
Total comprehensive income		-	-	-	501	3,380	3,881
Effect of share option compensation plan	15	-	-	247	-	-	247
Effect of RSU compensation plan	15	-		4,208	-	-	4,208
Share issuances – share options		16,988	395	(335)	-	-	60
Share issuances – RSUs		-	1,261	(1,261)	-	-	-
Share capital held in trust	15	-	(2,361)	-	-	-	(2,361)
Shares repurchased	13	(334,212)	(1,313)	(2,093)	-	-	(3,406)
Balance at December 31, 2017		14,561,450	$56,394	$10,647	$374	$(24,468)	$42,947

Balance at December 31, 2015		15,306,402	$59,293	$9,859	$(624)	$(26,333)	$42,195
Net loss		-	-	-	-	(1,515)	(1,515)
Other comprehensive income		-	-	-	497	-	497
Total comprehensive income (loss)		-	-	-	497	(1,515)	(1,018)
Effect of share option compensation plan	15	-	-	540	-	-	540
Effect of RSU compensation plan	15	-	-	1,777	-	-	1,777
Share issuances – share options		500	7	(2)	-	-	5
Share issuances – RSUs		-	791	(791)	-	-	-
Shares repurchased	13	(428,228)	(1,679)	(1,502)	-	-	(3,181)
Balance at December 31, 2016		14,878,674	$58,412	$9,881	$(127)	$(27,848)	$40,318

The accompanying notes are an integral part of these consolidated financial statements.

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Points International Ltd.
Consolidated Statements of Cash Flows

For the year ended December 31

Expressed in thousands of United States dollars	Note	2017	2016

Cash flows from operating activities
Net income (loss) for the year		$3,380	$(1,515)
Adjustments for:
Depreciation of property and equipment		863	1,127
Amortization of intangible assets		3,125	3,402
Unrealized foreign exchange loss (gain)		1,334	(1,088)
Equity-settled share-based payment transactions	15	4,455	2,317
Impairment of long-term investment	22	-	5,000
Deferred income tax recovery	11	(1,223)	(345)
Net loss on derivative contracts designated as cash flow hedges		681	670
Changes in non-cash balances related to operations	20	4,150	286
Net cash provided by operating activities		$16,765	$9,854

Cash flows from investing activities
Acquisition of property and equipment	8	(1,241)	(1,411)
Additions to intangible assets	9	(1,494)	(1,682)
Changes in short-term investments	23	10,033	(10,033)
Changes in restricted cash	5	-	500
Net cash provided by (used in) investing activities		$7,298	$(12,626)

Cash flows from financing activities
Proceeds from exercise of share options		60	5
Shares repurchased	13	(3,406)	(3,181)
Purchases of share capital held in trust	15	(2,361)	-
Net cash used in financing activities		$(5,707)	$(3,176)

Effect of exchange rate fluctuations on cash held		(1,334)	1,076

Net increase (decrease) in cash and cash equivalents		$17,022	$(4,872)
Cash and cash equivalents at beginning of the year		46,492	51,364
Cash and cash equivalents at end of the year		$63,514	$46,492

Interest Received		$265	$153
Taxes Received		$116	$-
Taxes Paid		$(3,967)	$(542)

Amounts received for interest were reflected as operating cash flows in the consolidated statements of cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

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POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

1. REPORTING ENTITY

Points International Ltd. (the “Corporation”) is a company domiciled in Canada. The address of the Corporation’s registered office is 111 Richmond Street, Suite 700, Toronto, ON, Canada M5H 2G4. The consolidated financial statements of the Corporation as at and for the year ended December 31, 2017 comprise the Corporation and its wholly-owned subsidiaries, Points International (US) Ltd., Points International (UK) Ltd., Points.com Inc., Points Travel Inc., and Points Development (US) Ltd. The Corporation’s shares are publicly traded on the Toronto Stock Exchange (“TSX”) as PTS and on the NASDAQ Capital Market (“NASDAQ”) as PCOM.

The Corporation operates in three reportable segments (see Note 4 below)

Segment	Principal Activities
Loyalty Currency Retailing	Loyalty currency retailing operations for the Corporation’s loyalty partners’ retail consumers.
Platform Partners	A portfolio of technology solutions that enables the broad distribution of loyalty currencies across loyalty partner programs and platforms.
Points Travel	White-label travel booking solution for the loyalty industry that allows retail consumers to earn and/or use their loyalty currency while making certain online travel bookings.

The Corporation’s operations can be influenced by seasonality. Historically, revenues are highest in the fourth quarter in each year as redemption volumes and promotional activity typically peak during this time.

The consolidated financial statements of the Corporation as at and for the year ended December 31, 2017 are available at www.sedar.com or www.sec.gov.

2. BASIS OF PREPARATION

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issue by the Board of Directors on March 8, 2018.

(b) Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis except for certain assets and liabilities initially recognized in connection with business combinations, and certain financial instruments, which are measured at fair value.

(c) Functional and presentation currency

These consolidated financial statements are presented in U.S. dollars (“USD”). The functional currency of the Corporation and each of the Corporation’s wholly-owned subsidiaries is also USD, except for Points Travel Inc. which uses the Canadian dollar (“CAD”) as its functional currency. Items included in the financial statements of each subsidiary are measured using their respective functional currencies and translated for presentation in the consolidated statements as required. All financial information has been rounded to the nearest thousand, except when otherwise indicated.

(d) Basis of consolidation

Subsidiaries

Subsidiaries are entities the Corporation controls. Entities over which the Corporation has control are fully consolidated from the date that control commences until the date that control ceases. All intercompany transactions and balances between subsidiaries are eliminated on consolidation.

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POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

(e) Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in these assumptions, including those related to our future business plans and cash flows, could materially change the amounts we record. Actual results may differ from these estimates.

On an ongoing basis, the Corporation has applied judgments in the following areas:

•	determining whether revenue and direct costs of revenue should be appropriately presented on a gross or net basis;
•	determining cash generating units (“CGUs”) and the allocation of goodwill for the purpose of impairment testing;
•

choosing methods for depreciating and amortizing our property and equipment and intangible assets that represent most accurately the consumption of benefits derived from those assets. In making this determination the Corporation has considered assumptions that are most representative of the economic substance of the intended use of the underlying assets. These same assumptions were used when deciding to designate certain intangible assets as assets with indefinite useful lives as the Corporation believes that there is no limit to the period that these assets are expected to generate net cash inflows;

•	determining whether certain hedging relationships and financial instruments qualify for hedge accounting; and
•	interpreting tax rules and regulations.

The Corporation also uses significant estimates in the following areas:

•	capitalizing direct labor and overhead costs to intangible assets;
•	determining the recoverable amount of financial and non-financial assets when testing for impairment; and
•	determining the fair value of share based payments and derivative instruments.

Estimates are based on historical experience adjusted as appropriate for current circumstances and other assumptions that management believes to be reasonable. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The application of the estimates and judgments noted above are discussed in Note 3.

3. SIGNIFICANT ACCOUNTING POLICIES

(a) New accounting pronouncements adopted in 2017

The accounting policies set out below have been applied consistently by the Corporation and its subsidiaries to all years presented in these consolidated financial statements. In addition, the Corporation adopted the following accounting pronouncements in 2017:

•

Amendments to IAS 12, Income Taxes – In January 2016, the IASB issued Recognition of Deferred Tax Assets for Unrealized Losses to clarify that the existence of a deductible temporary difference depends solely on a comparison of the carrying amount of an asset and its tax base at the end of the reporting period, and is not affected by possible future changes in the carrying amount or expected manner of recovery of the asset. The Corporation adopted the amendments to IAS 12 in its financial statements for the annual period beginning on January 1, 2017. The amendments did not have a material impact on the consolidated financial statements.

•

Amendments to IAS 7, Statement of Cash Flows (“IAS 7”) – In January 2016, the IASB issued amendments that require disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes. The Corporation adopted the amendments to IAS 7 in its financial statements for the annual period beginning on January 1, 2017. The amendments did not have a material impact on the consolidated financial statements.

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POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

(b) Revenue recognition

The Corporation’s revenue is categorized as principal, other partner revenue, and interest revenue and is generated through the sale of loyalty currencies and through the technology and marketing services provided to loyalty program partners and their customers. Revenue is measured at the fair value of the consideration received or receivable.

Revenue from the sale of loyalty currencies is recognized when the following criteria are met:

•	The risks and rewards of ownership, including managerial involvement, have transferred to the buyer;
•	The amount of revenue can be measured reliably;
•	The receipt of economic benefits is probable; and
•	Costs incurred or to be incurred are identifiable and can be measured reliably.

Revenue from the rendering of services is recognized when the following criteria are met:

•	The amount of revenue can be measured reliably;
•	The stage of completion can be measured reliably;
•	The receipt of economic benefits is probable; and
•	Costs incurred and to be incurred are identifiable and can be measured reliably.

The Corporation’s revenue has been categorized as follows:

Principal Revenue

Principal revenue groups together several streams of revenue that the Corporation realizes in delivering services to various loyalty programs. The following is a list of revenue streams and the related revenue recognition policy.

(i)

Reseller revenue is a type of transactional revenue that is realized when the Corporation takes a principal role in the retailing, wholesaling and/or transferring of loyalty currencies for loyalty program partners. The Corporation’s role as the principal in the transaction is determined by the contractual arrangement in place with the loyalty program partner. In this instance, the Corporation has a substantive level of responsibility with respect to operations, marketing, pricing and commercial transaction support and is the primary obligor in the arrangement. In addition, the Corporation may assume substantive credit and/or inventory risk with each transaction processed with the loyalty program’s members. Revenue earned as reseller revenue is recorded on a gross basis. Related costs are recorded as direct costs of principal revenue.

(ii)

Technical design and development work is performed at the commencement of a business relationship with a loyalty program partner. The majority of the technical design and development fees relate to up-front revenues to cover the Corporation’s cost of setting up the loyalty program web interface and customizing the look and feel of the site to that of the loyalty program partner. Once the loyalty program partner website is functional, end consumers are able to transact on the site which gives rise to transactional revenues for the Corporation for the term of the contract. These technical design and development fees are recorded over the life of the term of the partner agreement. Management believes that the technical design and development work does not have stand-alone value to the program partner absent the corresponding arrangement to provide the loyalty currency transaction platform to program members and as such, this revenue is deferred, along with direct related costs to the extent there is deferred revenue, and recognized over the term of the contract, which approximates the period of expected benefit.

(iii)

Customized technical design service fees are also charged to loyalty program partners who require custom programming or web-design work that is not tied to an ongoing stream of revenue. This revenue is distinct from any other existing agreement and the delivered product has stand-alone value to the loyalty program partner. This revenue is recognized based on percentage-of-completion at the end of each reporting period. In using the percentage-of-completion method, revenues are generally recorded based on the total hours incurred to date on a contract relative to the total estimated hours.

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POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

Other Partner Revenue

Other partner revenue is primarily a type of transactional revenue that is realized when the Corporation takes an agency role in the retailing, wholesaling and/or transferring of loyalty currency for loyalty program partners. The Corporation’s role as an agent in the transaction is determined by the contractual arrangement in place with the loyalty program partner. In this instance, the Corporation has a minimal level of responsibility with respect to operations, marketing, pricing and commercial transaction support. As well, the Corporation assumes minimal credit and inventory risk with each transaction processed. Revenue generated when the Corporation takes an agency role is recorded on a net basis. Other partner revenue also includes revenue received from partners which are not transactional in nature but have been earned in the period, such as management fees charged to loyalty program partners who require custom marketing or non-technical solutions that are not covered by any other agreements with the Corporation.

Interest Revenue

Interest revenue is earned on funds invested in accordance with the Corporation’s Board approved investment policy. Due to the nature of the business, the Corporation regularly generates significant cash which is in turn used to generate interest income that is included in Interest revenue. Interest revenue is recognized when earned.

When deciding the most appropriate basis for presenting revenue on either a gross or net basis, both the legal form and substance of the agreement between the Corporation and its business partners are reviewed to determine each party’s respective role in the transaction. Where the Corporation’s role in a transaction is that of a principal, revenue is recognized on a gross basis. Where the Corporation’s role in a transaction is that of an agent, revenue is recognized on a net basis with revenue approximating the margin earned.

This determination requires the exercise of judgment. In making this assessment, management considers whether the Corporation:

•	has primary responsibility for providing the goods and services to the customer or for fulfilling the orders;
•	has inventory risk before or after the customer order;
•	has discretion in establishing prices (directly or indirectly);
•	bears the customer’s credit risk for the amount receivable from the customer;
•	modifies the product or performs part of the services;
•	has discretion in selecting the supplier used to fulfill an order; and/or
•	is involved in determining product or service specifications.

(c) Foreign currency translation

(i) Foreign currency transactions

Transactions in currencies other than the Corporation’s or its subsidiaries’ respective functional currency are recognized at the average exchange rates in effect on the transaction date. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rates prevailing at that date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are retranslated to the functional currency at the exchange rates prevailing at the date when the fair value was determined. Non-monetary items that are measured at historical cost in a foreign currency are not retranslated.

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POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

Foreign exchange gains and losses on monetary items are recognized in profit or loss; except for foreign currency derivatives designated as qualifying cash flow hedges, the fair values of which are deferred in accumulated other comprehensive income in shareholders’ equity until such time that the hedged transaction affects profit or loss; refer to Notes 3(d)(iv) and 17.

(ii) Foreign operations

The assets and liabilities of non-USD functional currency subsidiaries, including goodwill and fair value adjustments arising on acquisition, are translated to U.S. dollars at exchange rates at the reporting date. The income and expenses of these subsidiaries are translated to U.S. dollars using average exchange rates for the month during which the transactions occurred. Foreign currency differences resulting from translation are recognized in other comprehensive income within the cumulative translation account.

(d) Financial instruments

All financial assets and financial liabilities are recognized on the Corporation’s consolidated statements of financial position when the Corporation becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are incremental and directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities measured at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities measured at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets and liabilities are offset and the net amount presented in the consolidated statements of financial position when, and only when, the Corporation has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(i) Non-derivative financial assets

Non-derivative financial assets are comprised of the following: held to maturity financial assets, loans and receivables and available-for-sale financial assets. All financial instruments are initially measured at fair value. Measurement in periods subsequent to initial recognition depends on the classification of the financial instrument.

The Corporation derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. An interest in transferred financial assets that is created or retained by the Corporation is recognized as a separate asset or liability.

Held-to-maturity
Held-to-maturity financial assets includes short-term investments, such as interest bearing bearer deposit notes, held by the Corporation to generate interest income. Held-to-maturity financial assets are recorded at amortized cost using the effective interest rate method.

Loans and receivables
Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. They arise principally through the provision of goods and services to customers (accounts receivable), but also incorporate other types of contractual monetary assets. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

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POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are assets that are not classified in any of the other categories. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale debt instruments, are recognized in other comprehensive income and presented within equity. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

(ii) Non-derivative financial liabilities

Financial liabilities
Financial liabilities are recognized initially on the date on which the Corporation becomes a party to the contractual provisions of the instrument. The Corporation derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

The Corporation has the following non-derivative financial liabilities: accounts payable and accrued liabilities and payable to loyalty program partners. These financial liabilities are initially recognized at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

The Corporation’s non-derivative financial assets and liabilities are classified and measured as follows:

Asset/Liability	Category	Measurement
Funds receivable from payment processors	Loans and receivables	Amortized cost
Accounts receivable	Loans and receivables	Amortized cost
Short-term investments	Held to maturity	Amortized cost
Long-term investment	Available-for-sale financial assets	Fair value
Accounts payable and accrued liabilities	Financial liabilities	Amortized cost
Payable to loyalty program partners	Financial liabilities	Amortized cost

(iii) Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares and share options are recognized as a deduction from equity, net of any tax effects.

(iv) Derivative financial instruments, including hedge accounting

The Corporation holds derivative financial instruments to hedge its foreign currency risk exposures. These derivatives are designated in accounting hedge relationships and the Corporation applies cash flow hedge accounting. On initial designation of the hedge, the Corporation formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Corporation makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Cash flow hedges
The Corporation enters into foreign exchange forward contracts to reduce the foreign exchange risk with respect to the Canadian dollar denominated expenses. The changes in fair value of derivatives designated as cash flow hedges are recognized in other comprehensive income, except for any ineffective portion, which is recognized immediately in profit or loss. Gains and losses in accumulated other comprehensive income are reclassified to profit or loss in the same period as the corresponding hedged items affect profit or loss. The carrying amount of hedging derivatives designated as cash flow hedges that mature within one year is included in prepaid expenses and other assets and/or current portion of other liabilities.

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POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in unrealized gains/losses on cash flow hedges in equity remains there until the forecasted transaction affects profit or loss. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

(e) Cash and cash equivalents

Cash equivalents include highly liquid investments (term deposits) with maturities of three months or less at the date of purchase that are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes. Cash equivalents are carried at amortized cost which approximates their fair value because of the short-term nature of the instruments.

(f) Funds receivable from payment processors

Funds receivable from payment processors represent amounts collected from customers on behalf of the Corporation and are typically deposited directly to the Corporation’s bank account within three business days from the date of sale.

(g) Property and equipment

(i) Recognition and measurement

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The cost consists of the purchase price, and any costs directly attributable to bringing the asset to the location and condition for its intended use. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment, and are recognized within other income in profit or loss.

(ii) Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset less its estimated residual value.

Depreciation is recognized in profit or loss based on the estimated useful lives of the assets using the following methods and annual rates:

•	Furniture and fixtures	Straight-line over 5 years
•	Computer hardware	Straight-line over 3 years
•	Computer software	Straight-line over 3 years
•	Leasehold improvements	Straight-line over shorter of useful life or the lease term

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate. There were no changes in the current year.

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POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

(h) Goodwill & Intangible assets

(i) Goodwill

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of the tangible and intangible net assets acquired. Goodwill is not amortized. The Corporation tests goodwill for impairment annually, at each year end, to determine whether the carrying value exceeds the recoverable amount, as discussed in Note 3(i).

Business combinations
Acquisitions of subsidiaries are accounted for using the acquisition method of accounting. Fair value of the consideration paid is calculated as the sum of the fair value at the date of acquisition of:

•	assets acquired; plus
•	equity instruments issued; less
•	liabilities incurred or assumed.

Goodwill is measured as the fair value of consideration transferred less the net recognized amount of the identifiable assets acquired and liabilities assumed, all of which are measured at fair value as of the acquisition date. When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.

The Corporation uses estimates and judgments to determine the fair value of assets acquired and liabilities assumed at the acquisition date using the best available information, including information from financial markets. The estimates and judgments include key assumptions such as discount rates, attrition rates, and terminal growth rates for performing discounted cash flow analyses. The transaction costs associated with the acquisitions are expensed as incurred.

(ii) Internal use software development costs

Certain costs incurred in connection with the development of software to be used internally or for providing services to customers are capitalized once a project has progressed beyond a conceptual, preliminary stage to that of application development. Development costs that are directly attributable to the design and testing of identifiable software products controlled by the Corporation are recognized as intangible assets when the following criteria are met:

•	It is technically feasible to complete the software product so that it will be available for use;
•	Management intends to complete the software product and use or sell it;
•	It can be demonstrated how the software product will generate probable future economic benefits;
•	Adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and
•	The expenditure attributable to the software product during its development can be reliably measured.

Development costs that qualify for capitalization include both internal and external costs, but are limited to those that are directly related to the specific product. The capitalized development costs are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including costs incurred in the planning stage and operating stage and expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

Indefinite useful lives
Certain intangible assets with indefinite lives, being domain names, patents and trademarks, are not amortized because there is no foreseeable limit to the period that these assets are expected to generate net cash inflows. The Corporation uses judgment to designate these assets as indefinite useful life assets, analyzing all relevant factors, including the expected usage of the asset, the typical life cycle of the asset and anticipated changes in the market demand for the products and services that the asset helps generate. The Corporation tests indefinite life intangible assets for impairment annually, at each year end

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POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

Finite useful lives
Intangible assets with finite useful lives are amortized into depreciation and amortization in the consolidated statements of comprehensive income on a straight-line basis over their estimated useful lives as noted in the table below. Useful lives, residual values and the amortization methods are reviewed at least once a year. Amortization periods and methods are outlined below:

•	Customer Relationships	Straight-line over 10 years
•	Technology	Straight-line over 3 to 5 years

(i) Impairment

Financial Assets

In accordance with IAS 39, Financial Instruments: Recognition & Measurement, the Corporation makes an assessment at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset that has a detrimental impact on the estimated future cash flows associated with the financial asset or group of financial assets.

Available-for-sale financial assets

If the fair value of an available-for-sale financial asset declines below the carrying amount, qualitative and quantitative assessments of whether the impairment is either significant or prolonged are undertaken. When an available-for-sale asset is assessed to be impaired, an amount comprising the difference between its cost and its current fair value, less any impairment loss previously recognized in profit or loss, is transferred from equity to profit or loss, or charged directly to profit or loss. Impairment reversals in respect of equity instruments classified as available-for-sale are not recognized in profit or loss until realized.

Non-Financial Assets with Finite Useful Lives

In accordance with IAS 36, Impairment of Assets, the Corporation evaluates the carrying value of non-financial assets with finite lives, being property equipment and certain intangible assets, whenever events or changes in circumstances indicate that a potential impairment has occurred. An impairment loss is considered to have occurred if the carrying value of an asset is not recoverable.

Goodwill & Indefinite Life Intangibles

Goodwill and intangible assets that are not amortized are subject to an annual impairment assessment, and the recoverable amount is estimated each year at the same time. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For the purposes of assessing impairment, assets that do not generate independent cash inflows are grouped at the lowest level for which there are separately identifiable cash inflows, into cash generating units (“CGUs”). CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to the cash generating unit (“CGU”) or group of CGUs that are expected to benefit from the synergies of the combination.

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POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

If the recoverable amount of the CGU or group of CGUs to which goodwill and indefinite life intangible assets has been allocated is less than the carrying amount of the CGU or group of CGUs, including goodwill and intangible assets, an impairment loss is recorded in the consolidated statements of comprehensive income. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU.

The Corporation evaluates impairment losses for potential reversals, other than goodwill impairment, when events or changes in circumstances warrant such consideration. Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, provided that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

(j) Share-based payment transactions

Employees

The Corporation has two share-based compensation plans for its employees: a share option plan and a share unit plan.

The share option plan allows directors, officers and employees to acquire shares of the Corporation through the exercise of share options granted by the Corporation. Options generally vest over a period of three years. The maximum term of an option is five years from the date of grant. For options with graded vesting, each tranche in an award is considered a separate grant with a different vesting date, expected life and fair value. The fair value of each tranche is recognized in profit or loss over its respective vesting period with a corresponding increase in contributed surplus. The fair value of each tranche is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, expected volatility of the Corporation’s stock, and a weighted average expected life of the options. Any consideration paid on the exercise of share options is added to share capital along with the related portion previously added to contributed surplus when the compensation costs were charged to profit or loss.

Under the share unit plan, the Corporation grants Restricted Share Units (“RSUs”) to its employees. The RSUs vest over a period of up to three years or in full on the third anniversary of the grant date. The fair value of a Restricted Share Unit (“RSU”), defined as the volume weighted average trading price per share on the stock exchange during the immediately preceding five trading days, is recognized over the RSU’s vesting period and charged to profit or loss with a corresponding increase in contributed surplus. Under the share unit plan, share units can be settled in cash or shares at the Corporation’s discretion. The Corporation intends to settle all share units in equity at the end of the vesting period.

In determining the number of awards that are expected to vest, the Corporation takes into account voluntary termination behaviour as well as trends of actual forfeitures.

Non-employees

For share-based compensation issued to non-employees, the Corporation recognizes an asset or expense based on the fair value of the good or service received from non-employees.

(k) Deferred costs

In relation to the Corporation’s technology design and development revenue (see Note 3(b) (ii)), the Corporation incurs direct upfront contract initiation costs associated with the website application design and development work. Deferred costs relating to the revenue streams are deferred to the extent of the deferred revenue which does not exceed the minimum guaranteed contractual revenues. These costs are deferred and amortized through operating expenses in the statement of comprehensive income over the expected life of the agreement. The current portion of deferred costs is included in prepaid expenses and other assets whereas the non-current portion of deferred costs is included in other assets in the consolidated statement of financial position.

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POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

(l) Payable to loyalty program partners

Payable to loyalty program partners includes amounts owing to these partners for loyalty currency purchased by the Corporation as a principal or as an agent collected through ecommerce services for retailing, wholesaling and other loyalty currency services transactions with end users.

(m) Deferred revenue

Deferred revenue includes proceeds received in advance for technology design and development work and is deferred and recognized over the expected life of the partner agreement (see Note 3(b) (ii)). Deferred revenue is comprised of bookings made through the Points Travel platform, which has not yet occurred along with proceeds received by the Corporation for the sale of mileage codes that can be redeemed for multiple loyalty program currencies at a later date. Revenue for bookings through Points Travel is recognized at the completion of the rental while revenue from the sale of these mileage codes is recognized upon redemption. Deferred revenue is included in other liabilities.

(n) Lease inducements

On signing its office lease, the Corporation received lease inducements from the landlord including a rent-free period and a tenant improvement allowance based on square footage of rentable area of the premises. Lease inducements are amortized to rent expense on a straight-line basis over the term of the lease. Lease inducements are included in other liabilities.

(o) Income taxes

Income tax expenses comprise current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income.

Current taxes are the expected taxes payable or receivable on the taxable income or loss for the period, using tax rates substantively enacted at the reporting date, and any adjustment to taxes payable in respect of previous years.

Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recognized for:

•	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;
•	temporary differences related to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future; and
•	taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets and liabilities are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been substantively enacted by the reporting date.

In determining the amount of current and deferred tax, the Corporation takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The Corporation believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. When new information becomes available that causes the Corporation to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

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POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(p) Earnings per share (“EPS”)

The Corporation presents basic and diluted earnings per share data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Corporation by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

(q) Segment reporting

During the year ended December 31, 2017, the Corporation determined that the composition of its operating segments had changed as a result of a new internal reporting structure being implemented and other related changes. As a result, the Corporation has begun, on a retrospective basis, to disclose segmented information based on this new internal reporting structure, which includes three operating segments.

The Corporation determines its reportable segments based on, among other things, how the Corporation’s chief operating decision maker (“CODM”), the Chief Executive Officer, regularly reviews the Corporation’s operations and performance. The CODM reviews gross profit, which is defined as total revenue less direct cost of revenue, and segment profit (loss) represented by Adjusted EBITDA, which is defined as net income before interest expense, income taxes, depreciation, amortization, foreign exchange gains and losses, impairment charges and stock based compensation, as the key measure of profitability for the purpose of assessing performance for each operating segment and to make decisions about the allocation of resources. The Corporation follows the same accounting policies for its operating segments as those described in the notes to the consolidated financial statements. The Corporation accounts for transactions between reportable segments in the same way that it accounts for transactions with external parties and eliminates them on consolidation.

The Corporation makes significant judgments in determining its operating segments. These are components that engage in business activities from which they may earn revenue and incur expenses, for which operating results are regularly reviewed by the Corporation’s CODM to make decisions about resources to be allocated and to assess component performance, and for which discrete financial information is available.

(r) New standards and interpretations not yet adopted

The IASB has issued the following new standards and amendments to existing standards:

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POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

•

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) - In May 2014, the IASB issued IFRS 15 which supersedes existing standards and interpretations including IAS 18, Revenue and IFRIC 13, Cus- tomer Loyalty Programmes.

IFRS 15 introduces a single comprehensive model for recognizing revenue from contracts with customers with the exception of certain contracts under other IFRSs such as IAS 17, Leases. The standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to a customer and at an amount that reflects the expected consideration receivable in exchange for transferring those goods or services. This is achieved by applying the following five steps:

1.	Identify the contract with a customer;
2.	Identify the performance obligations in the contract;
3.	Determine the transaction price;
4.	Allocate the transaction price to the performance obligations in the contract; and
5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

Under IFRS 15, an entity recognizes revenue when a performance obligation is satisfied and the goods or services underlying the particular performance obligation is transferred to the customer. The Corporation will adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2018. With a view to enhancing the clarity, comparability and utility of our financial information post-implementation of the standard, we will apply the standard retrospectively, subject to permitted and elected practical expedients.

The Corporation has assessed the impact of IFRS 15 on the Corporation’s revenue recognition. Key differences between IFRS 15 and IAS 18 that are expected to impact the consolidated financial statements are as follows:

(a)

Certain revenues previously classified as net for Transfer and Reinstate services, will be rec- ognized as gross revenue under IFRS 15. The Corporation expects that the net effect of this change will increase revenues and direct costs reported under IAS 18 in 2017 by approxi- mately $1,500.

(b)

Under IAS 18, the Corporation classified certain Points Travel bonus costs to marketing ex- penses as the Corporation offers promotional offers as it is growing the business. This classi- fication is not permissible under IFRS 15, and therefore the Corporation will record these costs as a reduction to revenue after transition to IFRS 15. The Corporation expects that the net effect of this change will decrease revenue and marketing costs reported under IAS 18 in 2017 by approximately $210.

(c)

Interest earned on funds held as part of the sales process does not meet the definition of rev- enue under IFRS 15 and therefore these amounts will be reclassified to Finance Income in the consolidated statements of comprehensive income. The Corporation expects that this change will decrease revenues and total expenses reported under IAS 18 in 2017 by approx- imately $210.

Management continues to finalize its evaluation of the impact of IFRS 15 but does not expect the standard to have further material adjustments to the consolidated financial statements or on revenue recognition.

•

Amendments to IFRS 2, Share-based Payment (“IFRS 2”) – In June 2016, the IASB issued amendments that provide requirements on the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature for withholding tax obligations, and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The Corporation intends to adopt the amendments to IFRS 2 in its financial statements for the annual period beginning on January 1, 2018. The Corporation does not expect the amendments to have a material impact on the consolidated financial statements.

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POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

•

IFRS 9, Financial Instruments (“IFRS 9”) - In July 2014, the IASB issued IFRS 9 (2014) that will supersede the current IAS 39 Financial Instruments standard. This standard establishes principles for the financial re- porting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strate- gies to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard is mandatorily effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Corporation does not expect the standard to have a material impact on the consolidated financial statements.

•

IFRIC Interpretation 22, Foreign Currency Transactions and Advance Consideration – In December 2016, the IASB issued interpretation which clarifies the date that should be used for translation when a foreign currency transaction involves an advance payment or receipt. The Corporation intends to adopt the Inter- pretation in its financial statements for the annual period beginning on January 1, 2018. The Corporation does not expect the impact of adoption of the Interpretation to have a material impact on the consolidated financial statements.

•

IFRS 16, Leases (“IFRS 16”) – In January 2016, the IASB issued IFRS 16 which specifies how a company will recognize, measure, present, and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is twelve months or less or the underlying asset has a low value. The standard is mandatorily effective for annual periods beginning on or after January 1, 2019 with early adoption permitted. The Corporation is assessing the impact of this standard on its consolidated financial statements.

4. OPERATING SEGMENTS

The Corporation’s reportable segments are Loyalty Currency Retailing, Platform Partners, and Points Travel. These operating segments are organized around differences in products and services. Corporate costs have been allocated to each reportable segment.

The Corporation’s measure of segment profit or loss is represented by Adjusted EBITDA which is defined as net income as presented in the consolidated statement of comprehensive income but excludes interest expense, income taxes, depreciation, amortization, foreign exchange gains and losses, impairment charges and stock based compensation. Segment profit or loss results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Assets and liabilities are not provided to the CODM at the operating segment level and are therefore not allocated to the operating segments for reporting purposes.

For the year ended December 31, 2017:

	Loyalty
	Currency	Platform	Points	Total
	Retailing	Partners	Travel

Total revenue	338,341	7,704	1,501	347,546
Direct cost of principal revenue	299,969	570	31	300,570
Gross profit	38,372	7,134	1,470	46,976
Adjusted operating expenses[1]	17,623	8,881	7,246	33,750
Adjusted EBITDA	20,749	(1,747)	(5,776)	13,226
Equity-settled share-based payment expense[1]				4,455
Income tax expense				1,461
Depreciation and amortization				3,988
Foreign exchange gain				(58)
Net income				3,380

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POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

For the year ended December 31, 2016:

	Loyalty
	Currency	Platform	Points	Total
	Retailing	Partners	Travel
Total revenue	314,706	6,856	259	321,821
Direct cost of principal revenue	277,909	562	12	278,483
Gross profit	36,797	6,294	247	43,338
Adjusted operating expenses[1]	16,837	8,601	5,794	31,232
Adjusted EBITDA	19,960	(2,307)	(5,547)	12,106
Equity-settled share-based payment expense[1]				2,317
Income tax expense				1,545
Depreciation and amortization				4,529
Foreign exchange loss				230
Impairment loss				5,000
Net income				(1,515)

1Adjusted operating expenses comprise Employment Costs, Marketing and Communications, Technology Services and Operating Expenses, excluding equity–settled share–based payment expense, which is included in Employment Costs in the consolidated statement of comprehensive income (loss).

Enterprise-wide disclosures - Geographic information

	Year ended

For the period ended December 31,	2017		2016
Revenue
United States	$303,856	87%	$282,824	88%
Europe	31,109	9%	28,754	9%
Canada and other	12,581	4%	10,243	3%
	$347,546	100%	$321,821	100%

Revenue earned by the Corporation is generated from sales to loyalty program partners directly or from sales directly to members of loyalty programs with which the Corporation partners. Revenues by geographic region are shown above and are based on the country of residence of each of the Corporation’s loyalty partners. At December 31, 2017, substantially all of the Corporation's assets were in Canada.

Dependence on loyalty program partners

For the year ended December 31, 2017, there were three (2016 – four) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In aggregate, sales to the members of these partners represented 69% (2016 – 76%) of the Corporation’s total revenue.

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POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

5. RESTRICTED CASH

Restricted cash of $500 (2016 – $500) is held as collateral for forward contracts entered into during the normal course of business.

6. ACCOUNTS RECEIVABLE

The Corporation's accounts receivable are comprised mainly of amounts owing to the Corporation by loyalty program partners for transactions carried out on the Points.com website, amounts owing to the Corporation by companies that perform loyalty program transactions where the Corporation is a partner in facilitating such transactions, and amounts charged with respect to loyalty program technical design and development fees. The amount is presented net of an allowance for doubtful accounts. Accounts receivable are comprised of:

	2017	2016

Accounts receivable before allowance for doubtful accounts	$7,832	$4,220
Allowance for doubtful accounts	(91)	(163)
Accounts receivable	$7,741	$4,057

The Corporation’s exposure to credit and currency risks related to accounts receivable is disclosed in Note 17.

7. PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets are comprised of:

	2017	2016

Prepaid expenses	$1,352	$1,008
Foreign exchange forward contracts designated as cash flow hedges	550	84
Loyalty reward currency inventory	58	162
Income tax receivable	457	176
Current portion of deferred costs	3	45
Prepaid expenses and current portion of other assets	$2,420	$1,475

Non-current portion of deferred costs	$-	$3
Non-current portion of loyalty reward currency inventory	2,661	2,712
Other assets	$2,661	$2,715

Other assets include the non-current portion of certain loyalty reward currency inventory held by the Corporation that are used in Points.com Inc.’s retail and promotional activities.

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POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

8. PROPERTY AND EQUIPMENT

	Computer	Computer	Furniture &	Leasehold	Total
	Hardware	Software	Fixtures	Improvements
Cost
Balance at January 1, 2016	$2,568	$1,759	$998	$1,466	$6,791
Additions	190	431	96	694	1,411
Disposals / Write-Offs	(149)	-	(50)	(1,454)	(1,653)
Balance at December 31, 2016	$2,609	$2,190	$1,044	$706	$6,549
Additions	526	19	188	508	1,241
Disposals / Write-Offs	-	-	(154)	-	(154)
Balance at December 31, 2017	$3,135	$2,209	$1,078	$1,214	$7,636

Depreciation and impairment losses
Balance at January 1, 2016	$2,027	$1,561	$701	$1,036	$5,325
Depreciation for the year	347	190	117	473	1,127
Disposals / Write-Offs	(149)	-	(50)	(1,454)	(1,653)
Balance at December 31, 2016	$2,225	$1,751	$768	$55	$4,799
Depreciation for the year	322	216	129	196	863
Disposals / Write-Offs	-	-	(154)	-	(154)
Balance at December 31, 2017	$2,547	$1,967	$743	$251	$5,508

Carrying amounts
At December 31, 2016	$384	$439	$276	$651	$1,750
At December 31, 2017	$588	$242	$335	$963	$2,128

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POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

9. INTANGIBLE ASSETS

	Customer	Domain	Technology(2)	Other (1)	Total
	relationships	Names(1)
Cost
Balance at January 1, 2016	$8,500	$4,300	$16,772	$204	$29,776
Additions	-	-	1,681	1	1,682
Impairments / Write-offs	-	-	-	-	-
Balance at December 31, 2016	$8,500	$4,300	$18,453	$205	$31,458
Additions	-	-	1,494	-	1,494
Impairments / Write-offs	-	-	-	-	-
Balance at December 31, 2017	$8,500	$4,300	$19,947	$205	$32,952

Amortization and impairment losses
Balance at January 1, 2016	$921	$-	$10,239	$-	$11,160
Amortization for the year	850	-	2,552	-	3,402
Impairments / Write-offs	-	-	-	-	-
Balance at December 31, 2016	$1,771	$-	$12,791	$-	$14,562
Amortization for the year	850	-	2,275	-	3,125
Impairments / Write-offs	-	-	-	-	-
Balance at December 31, 2017	$2,621	$-	$15,066	$-	$17,687

Carrying amounts
At December 31, 2016	$6,729	$4,300	$5,662	$205	$16,896
At December 31, 2017	$5,879	$4,300	$4,881	$205	$15,265

(1)

Domain names and Other which includes Patents and Trademarks are deemed to have indefinite useful lives and are therefore not amortized. The Corporation's classification of certain intangible assets with indefinite useful lives is based on the expectation that these assets will continue to contribute to the Corporation’s net cash inflows on an indefinite basis. The determination of these assets as having indefinite useful lives is based on judgment that includes an analysis of all relevant factors, including the expected usage of the asset, anticipated renewal of the licenses, the typical life cycle of the asset and anticipated changes in the market demand for the products and services that the asset helps generate.

(2)	Technology includes technological assets acquired through acquisitions and internal use software development costs.

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POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

During the year ended December 31, 2017, an amount of $3,561 was recognized as research and development expenses in employment costs in the statement of comprehensive income (2016 - $2,257).

10. GOODWILL

Cost
Balance at January 1, 2016	$7,130
Additions	-
Impairments	-
Balance at December 31, 2016	$7,130
Additions	-
Impairments	-
Balance at December 31, 2017	$7,130

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POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

Impairment testing for cash-generating units containing goodwill as at December 31, 2017

The Corporation tests CGUs or groups of CGUs with indefinite life intangible assets and/or allocated goodwill for impairment as at December 31 of each calendar year. For the purposes of the 2017 annual impairment test, management has determined that the Corporation has three CGUs (Note 1), being Loyalty Currency Retailing, Points Travel and Platform Partners. The goodwill value has been allocated to the CGUs that are expected to benefit from the synergies of the business combinations in which goodwill arose.

When assessing whether or not there is impairment, the Corporation determines the recoverable amount of a CGU based on the greater of its value in use or its fair value less costs to sell. Value in use is estimated by discounting estimated future cash flows to their present value. Management estimates the discounted future cash flows for periods of up to five years and a terminal value. The future cash flows are based on Managements’ estimates and expected future operating results of the CGUs after considering economic conditions and a general outlook for the CGU’s industry. Discount rates consider market rates of return, debt to equity ratios and certain risk premiums, among other things. The terminal value is the value attributed to the CGU's operations beyond the projected time period of the cash flows using a perpetuity rate based on expected economic conditions and a general outlook for the industry.

Management has made certain assumptions for the discount and terminal growth rates to reflect variations in expected future cash flows. These assumptions may differ or change quickly depending on economic conditions or other events. It is therefore possible that future changes in assumptions may negatively affect future valuations of CGUs, which could result in impairment losses.

The table below provides an overview of the methods and assumptions that Management has used to determine recoverable amounts for the CGUs with indefinite life intangible assets and goodwill.

(In thousands of dollars, except years and percentages)
	Carrying	Carrying value of	Recoverable	Period	Terminal	Pre-tax
	value of	indefinite-life	amount	used	growth	discount
	goodwill	intangible assets	method	(years)	rate %	rate %

Loyalty Currency Retailing	$5,681	$4,505	Value in Use	5	2.5%	20.4%

Points Travel	$1,449	-	Value in Use	5	2.5%	30.5%

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POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

11. INCOME TAXES

	2017	2016
Current Tax Expense

Current year	$2,410	$1,845
Prior year	274	45
	$2,684	$1,890
Deferred Tax Expense (recovery)
Current year movement in recognized temporary differences and losses	(1,223)	(345)
	$(1,223)	$(345)
Total income tax expense	$1,461	$1,545

Reconciliation of effective tax rate

The total provision for income taxes differs from that amount which would be computed by applying the Canadian statutory income tax rate to income before income taxes. The reasons for these differences are as follows:

	2017	2016
Income tax expense at statutory rate of 26.5% (2016 – 26.5%)	$1,284	$8
Increase (decrease) in taxes resulting from:
Tax cost of non-deductible items	126	854
Losses not benefitted	-	663
Other differences	51	20
Income tax expense	$1,461	$1,545

Recognized deferred tax assets

Deferred tax assets are attributable to the following:

	2017	2016
Deferred tax assets
Forward exchange contracts	$-	$46
Intangible assets	873	980
Reserves	269	73
RSUs	1,482	672
Tax losses	67	89
	$2,691	$1,860
Deferred tax liabilities
Forward exchange contracts	$134	$-
Property and equipment	-	346
	$134	$346
Net deferred tax assets	$2,557	$1,514

The Corporation has capital losses of $10,456 (2016 – $10,456) which can be carried forward indefinitely and are not included as part of the recognized deferred tax assets.

The Corporation has non-capital loss carry-forwards in Canada for income tax purposes in the amount of approximately $253 (2016 – $338). The losses may be used to reduce future years' taxable income and expire approximately as follows:

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POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

Total

2036	$112
2037	141
Total	$253

Management has concluded the deferred tax asset meets the relevant recognition criteria under IFRS. Management's conclusion is supported by management’s forecasts and the future reversal of existing taxable temporary differences which are expected to produce sufficient taxable income to realize the deferred tax assets.

Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items:

	2017	2016
Capital losses	$1,385	$1,385

Current Tax Receivable

The Corporation has recognized a current tax receivable of $457 (2016 – $176) within the prepaid expenses and other assets balance presented on the balance sheet.

Temporary Differences Associated with Points International Ltd. Investments

The temporary difference associated with the investments in the Corporation’s subsidiaries is $287 (2016: $1,468). A deferred tax liability associated with these investments has not been recognized as the Corporation controls the timing of the reversal and it is probable that the temporary difference will not reverse in the foreseeable future.

At December 31, 2017 and 2016, no deferred tax liability was recognized for taxes that would be payable on the unremitted earnings of certain subsidiaries of Points International Ltd. as the Corporation has determined that the undistributed profits of its subsidiaries will not be distributed in the foreseeable future.

12. OTHER LIABILITIES

	2017	2016

Foreign exchange forward contracts designated as
cash flow hedges	$43	$258
Current portion of lease inducements	113	17
Current portion of deferred revenue	1,244	496
Current portion of other liabilities	$1,400	$771

Non-current portion of lease inducements	483	596
Non-current portion of deferred revenue	55	123
Other liabilities	$538	$719

13. CAPITAL AND OTHER COMPONENTS OF EQUITY

Authorized with no Par Value
Unlimited common shares
Unlimited preferred shares

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POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

Issued

At December 31, 2017 all issued shares are fully paid. The holders of common shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share. There were no dividends declared in 2017 (2016 – nil).

Accumulated other comprehensive income

Accumulated other comprehensive income is comprised of the unrealized gains/losses on cash flow hedges and the cumulative translation adjustment for the translation of subsidiaries’ accounts where non-USD functional currency balances are translated to the functional currency of the parent. The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

Normal Course Issuer Bid (“NCIB”)

On March 8, 2017, the Board of Directors of the Corporation approved a plan to repurchase the Corporation’s common shares. The Toronto Stock Exchange (“TSX”) accepted the notice of intention, on August 9, 2017, to make a normal course issuer bid to repurchase up to 743,468 of its common shares (the “2017 Repurchase”), representing 5% of its 14,869,374 common shares issued and outstanding as of July 31, 2017. The Corporation entered into an automatic share purchase plan with a broker in order to facilitate the 2017 Repurchase.

The primary purpose of the 2017 Repurchase is for cancellation. Under the automatic share purchase plan, the Corporation may repurchase shares at times when they would otherwise not be permitted to due to regulatory restrictions or self-imposed blackout periods. Repurchases are made from time to time at the brokers’ discretion, based upon parameters prescribed by the Corporation’s written agreement. Repurchases may be effected through the facilities of the TSX, the NASDAQ Capital Market (“NASDAQ”) or other alternative trading systems in the United States and Canada. The actual number of common shares purchased and the timing of such purchases are determined by the broker considering market conditions, stock prices, its cash position and other factors.

During the year ended December 31, 2017, the Corporation repurchased and cancelled 334,212 shares at an aggregate purchase price of $3,406, resulting in a reduction to stated capital and contributed surplus of $1,313 and $2,093 respectively. These purchases were made under the 2017 Repurchase and are included in calculating the number of common shares that the Corporation may purchase pursuant to the NCIB.

On March 2, 2016, the Board of Directors of the Corporation approved a plan to repurchase the Corporation’s common shares. The TSX approved the Corporation's Notice of Intention to make a Normal Course Issuer Bid to repurchase up to 764,930 of its common shares (the "Repurchase"), representing approximately 5% of its 15,298,602 common shares issued and outstanding as of February 24, 2016. For the year ended December 31, 2016, the Corporation repurchased and cancelled an aggregate of 428,228 common shares, at an aggregate purchase price of $3,181 under the Repurchase. All of these common shares were canceled, resulting in a reduction to stated capital and contributed surplus of $1,679 and $1,502, respectively.

Capital management

The Corporation’s financial strategy is designed and formulated to maintain a flexible capital structure to allow the Corporation the ability to respond to changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Corporation may issue debt. The Corporation’s financing and refinancing decisions are made on a specific transaction basis and depend on such things as the Corporation’s needs, and market and economic conditions at the time of the transaction. The Corporation may invest in longer or shorter term investments depending on eventual liquidity requirements. The Corporation does not have any externally imposed capital compliance requirements other than restricted cash and those required to maintain the credit facilities. There were no changes in the Corporation’s approach to capital management during the year.

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POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

14. EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	2017	2016
Net income (loss) available to common shareholders for basic
and diluted earnings per share	$3,380	$(1,515)
Weighted average number of common shares outstanding – basic	14,806,020	15,219,283
Effect of dilutive securities	14,293	-
Weighted average number of common shares outstanding –
diluted	14,820,313	15,219,283
Earnings (loss) per share - reported
Basic	$0.23	$(0.10)
Diluted	$0.23	$(0.10)

a)     Basic earnings per share

Earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the year.

b)     Diluted earnings per share

Diluted earnings per share represents the net income per share if instruments convertible into common shares had been converted at the beginning of the period, or at the time of issuance, if later. In determining diluted earnings per share, the average number of common shares outstanding is increased by the number of shares that would have been issued if all share options with an issue price below the average share price for the period had been exercised at the beginning of the period, or at the time of issuance, if later. The average number of common shares outstanding is also decreased by the number of common shares that could have been repurchased on the open market at the average share price for the year by using the proceeds from the exercise of share options. Share options with a strike price above the average share price for the period are not adjusted because including them would be anti-dilutive.

At December 31, 2017, 563,995 options (2016 – 723,995) were excluded from the diluted weighted average number of common shares calculation as their effect would have been anti-dilutive. The average market value of the Corporation’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

15. SHARE-BASED PAYMENTS

As at December 31, 2017, the Corporation had two share-based compensation plans for its employees: a share option plan and a share unit plan.

Share option plan

Under the share option plan, employees, directors and consultants are periodically granted share options to purchase common shares at prices not less than the market price of the common shares on the day prior to the date of grant. The options generally vest over a three-year period and expire at the end of five years from the grant date. Under the plan, share options can only be settled in equity. On May 5, 2016, the shareholders of the Corporation approved a new share option plan which increased the number of options available for grant as described in the Management Information Circular dated March 2, 2016. The new share option plan changed the number of net options authorized for grant to be determined based on 10% of the larger of the outstanding shares as at March 2, 2016 or any time thereafter. The options available for grant as at December 31, 2017 are shown in the table below:

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POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

December 31, 2017
Shares outstanding as at March 2, 2016	15,298,602
Percentage of shares outstanding	10%
Net options authorized	1,529,860
Less: options issued & outstanding	(615,843)
Options available for grant	914,017

The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. Expected volatility is determined by the amount the Corporation’s daily share price fluctuated over the expected life of the options. There were no options granted in 2017. The fair value of options granted in 2016 were calculated using the following weighted assumptions.

2016
Dividend yield	NIL
Risk free rate	0.56% - 0.60%
Expected volatility	46.49% - 46.87%
Expected life of options in years	4.20
Weighted average fair value of options granted	$4.26

A summary of the status of the Corporation’s share option plan as of December 31, 2017 and 2016, and changes during the years ended on those dates is presented below.

	2017		2016
		Weighted		Weighted
		Average		Average
	Number of	Exercise Price	Number of	Exercise Price
	Options	(in CAD$)	Options	(in CAD$)
Beginning of year	723,995	$15.25	760,774	$15.59
Granted	-	$-	71,494	$10.65
Exercised	(80,973)	$9.74	(500)	$9.17
Expired and forfeited	(27,179)	$14.58	(107,773)	$14.66
End of year	615,843	$16.00	723,995	$15.25
Exercisable at end of year	521,538	$16.67	416,753	$16.08

For the year ended December 31, 2017:

	Options outstanding			Options exercisable
			Weighted		Weighted
		Weighted average	average		average
		remaining	exercise	Number	exercise
Range of Exercise	Number	contractual life	price (in	of	price (in
Prices (in CAD$)	of options	(years)	CAD$)	options	CAD$)
$5.00 to $9.99	39,401	3.19	$9.89	39,401	$9.89
$10.00 to $14.99	352,002	2.30	$12.27	257,697	$12.25
$15.00 to $19.99	119,370	0.23	$15.98	119,370	$15.98
$20.00 and over	105,070	1.21	$30.84	105,070	$30.84
	615,843			521,538

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POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

For the year ended December 31, 2016:

	Options outstanding			Options exercisable
			Weighted
		Weighted average	average		Weighted
		remaining	exercise		average
Range of Exercise	Number of	contractual life	price (in	Number	exercise price
Prices (in CAD$)	options	(years)	CAD$)	of options	(in CAD$)
$5.00 to $9.99	124,618	1.47	$9.79	85,217	$9.74
$10.00 to $14.99	367,764	3.29	$12.26	136,148	$12.30
$15.00 to $19.99	123,233	1.23	$15.98	122,843	$15.96
$20.00 and over	108,380	2.21	$30.84	72,545	$30.84
	723,995			416,753

Share unit plan

On March 7, 2012 the Corporation implemented an employee share unit plan (the “Share Unit Plan”) under which employees are periodically granted RSUs. The RSUs vest over a period of up to three years or in full on the third anniversary of the grant date. During 2017, 376,473 RSUs were granted (2016 – 332,483). As at December 31, 2017, 711,936 RSUs were outstanding (2016 – 480,302 RSUs).

	Number of RSUs	Weighted Average Fair Value (in CAD$)
Balance at January 1, 2017	480,302	$12.17
Granted	376,473	$9.48
Vested	(98,182)	$16.38
Forfeited	(46,657)	$12.20
Balance at December 31, 2017	711,936	$10.16

	Number of RSUs	Weighted Average Fair Value (in CAD$)
Balance at January 1, 2016	301,841	$15.38
Granted	332,483	$10.10
Vested	(69,620)	$14.97
Forfeited	(84,402)	$13.19
Balance at December 31, 2016	480,302	$12.17

The fair value of each RSU, determined at the date of grant using the volume weighted average trading price per share on the TSX during the immediately preceding five trading days, is recognized over the RSU’s vesting period and charged to profit or loss with a corresponding increase in contributed surplus.

Under the Share Unit Plan, share units can be settled in cash or shares at the Corporation’s discretion. The Corporation intends to settle all share units in equity at the end of the vesting period. To fulfill this obligation, the Corporation has appointed a trustee to administer the program and will purchase shares from the open market through a share purchase trust on a periodic basis. There were 208,600 share units purchased by the trust at a cost of $2,361 during the year ended December 31, 2017 (2016 – nil). As at December 31, 2017, 194,251 of the Corporation’s common shares were held in trust for this purpose (December 31, 2016 – 83,833).

The Corporation accounts for the share-based awards granted under both plans in accordance with the fair value based method of accounting for equity settled share-based compensation arrangements per IFRS 2, Share-based Payment. The estimated fair value of the awards that are ultimately expected to vest is recorded over the vesting period as part of employment costs. The compensation cost for all share-based awards that has been charged against profit or loss and included in employment costs is $4,455 for the year ended December 31, 2017 (2016 - $2,317).

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POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

16. OPERATING EXPENSES

	2017	2016
Office expenses	$2,507	$1,720
Travel and personnel expenses	1,949	1,949
Professional fees	2,806	1,519
Insurance, bad debts and governance	1,208	1,230
Operating expenses	$8,470	$6,418

17. FINANCIAL INSTRUMENTS

The Corporation has exposure to the following risks from its use of financial instruments:

•	credit risk
•	liquidity risk
•	market risk

This note presents information about the Corporation’s exposure to each of the above risks, the Corporation’s objectives, policies and processes for measuring and managing risk, and the Corporation’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Corporation’s risk management framework. The Corporation’s risk management policies are established to identify and analyze the risks faced by the Corporation, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Corporation’s activities. The Corporation, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Corporation’s Audit Committee oversees how management monitors compliance with the Corporation’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Corporation.

Credit risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Corporation’s receivables from customers.

The Corporation’s cash and cash equivalents, restricted cash held as collateral and short-term investments also subject the Corporation to credit risk. The Corporation has term deposits, consistent with its practice of protecting its capital rather than maximizing investment yield. The Corporation manages credit risk by investing in cash equivalents and term deposits rated at A or R1 or above.

The Corporation, in the normal course of business, is exposed to credit risk from its customers and the accounts receivable are subject to normal industry risks. The Corporation usually provides various loyalty currency services to loyalty program operators which normally results in an amount payable to the loyalty program operator in excess of the amount held in accounts receivable. The Corporation also manages and analyzes its accounts receivable on an ongoing basis and hence the Corporation’s exposure to bad debts has not been significant.

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POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

The aging of accounts receivable is as follows:

	December 31, 2017	December 31, 2016
Current	$6,554	$2,876
Past due 31–60 days	420	637
Past due 61–90 days	244	223
Past due 91–120 days	139	134
Past due over 120 days	475	350
Trade accounts receivable	7,832	4,220
Less allowance for doubtful accounts	(91)	(163)
	$7,741	$4,057

The following table provides the change in allowance for doubtful accounts for trade accounts receivable:

	2017	2016
Balance, beginning of year	$163	$46
Provision for doubtful accounts	102	156
Bad debts written off, net of recoveries	(174)	(39)
Balance, end of year	$91	$163

The provision for doubtful accounts has been included in operating expenses in the consolidated statements of comprehensive income, and is net of any recoveries of amounts that were provided for in a prior period. The carrying amount of the Corporation’s current financial assets represent its maximum exposure to credit risk.

Liquidity risk

Liquidity risk is the risk that the Corporation will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Corporation actively maintains access to adequate funding sources to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. The following table summarizes the carrying amount and the contractual maturities of both the interest and principal portion of significant financial liabilities as at December 31, 2017 and 2016:

		Contractual Cash Flow Maturities

	Carrying	Total	Within 1	1 year	3 years
	Amount		year	to 3	and
As at December 31, 2017				years	beyond
Accounts payable and accrued liabilities	$7,998	$7,998	$7,998	-	-
Foreign exchange forward contracts designated as cash flow hedges	43	43	43	-	-
Income taxes payable	695	695	695	-	-
Payable to loyalty program partners	65,567	65,567	65,567	-	-
	$74,303	$74,303	$74,303	$-	$-

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POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

		Contractual Cash Flow Maturities
	Carrying	Total	Within 1	1 year	3 years
	Amount		year	to 3	and
As at December 31, 2016				years	beyond
Accounts payable and accrued liabilities	$6,335	$6,335	$6,335	$-	$-
Foreign exchange forward contracts designated as cash flow hedges	258	258	258	-	-
Income taxes payable	1,638	1,638	1,638
Payable to loyalty program partners	53,242	53,242	53,242	-	-
	$61,473	$61,473	$61,473	$-	$-

Management believes that cash on hand, future cash flows generated from operations and availability of current and future funding will be adequate to repay these financial liabilities when they become due.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates, will affect the Corporation’s cash flows or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Currency risk

The Corporation has customers and suppliers that transact in currencies other than the US dollar which gives rise to a risk that earnings and cash flows may be adversely affected by fluctuations in foreign currency exchange rates. The Corporation is primarily exposed to the Canadian dollar, the EURO and the British Pound. The Corporation has entered into foreign exchange forward contracts to reduce the foreign exchange risk with respect to Canadian dollar denominated disbursements. Revenues earned from the Corporation’s partners based in Canada are contracted in and paid in Canadian dollars. The Corporation uses these funds to fund the Canadian operating expenses thereby reducing its exposure to foreign currency fluctuations.

As at December 31, 2017, forward contracts with a notional value of $15,380, and in a net asset position of $507 (2016 – $174 in liability position), with settlement dates extending to December 2018, have been designated as cash flow hedges for hedge accounting treatment under IAS 39, Financial Instruments: Recognition and Measurement. These contracts are intended to reduce the foreign exchange risk with respect to anticipated Canadian dollar denominated expenses.

The change in fair value of derivatives designated as cash flow hedges is recognized in other comprehensive income, except for any ineffective portion, which is recognized immediately in the foreign exchange gain or loss. As at December 31, 2017 and 2016, all hedges were considered effective. Realized gains and losses in accumulated other comprehensive income are reclassified to profit or loss in the same period as the corresponding hedged items are recognized in income. In 2017, total realized gains of $331 were reclassified to employment costs for Canadian dollar currency hedges (2016 - $269 total realized losses). The carrying amount of hedging derivatives designated in cash flow hedges that mature within one year is included in prepaid expenses and other assets and/or current portion of other liabilities.

The Corporation holds balances in foreign currencies that give rise to exposure to foreign exchange risk. In general and strictly relating to the foreign exchange (“FX”) gain or loss of translating certain non-US dollar balance sheet accounts, a strengthening US dollar will lead to an FX loss on assets and gain on liabilities and vice versa. Sensitivity to a +/- 10% movement in all currencies held by the Corporation versus the US dollar would affect the Corporation’s net income by $407 (2016 - $42) excluding the effect of hedging. Significant balances denominated in foreign currencies that are considered financial instruments are as follows:

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POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

As at December 31, 2017	CAD	GBP	EUR	JPY
FX Rates used to translate to USD	0.7966	1.3491	1.1979	0.0089
Financial assets
Cash and cash equivalents	2,143	4,371	4,444	181,454
Funds receivable from payment processors	745	527	1,673	57,239
Accounts receivable	334	2,091	432	34,355
	3,222	6,989	6,549	273,048
Financial liabilities
Accounts payable and accrued liabilities	4,233	2,149	255	8,370
Payable to loyalty program partners	1,413	5,254	6,103	71,376
	5,646	7,403	6,358	79,746

As at December 31, 2016	CAD	GBP	EUR	JPY
FX Rates used to translate to USD	0.7437	1.2336	1.0516	0.0086
Financial assets
Cash and cash equivalents	1,906	4,826	5,815	-
Funds receivable from payment processors	569	303	1,612	-
Accounts receivable	261	1,160	398	-
	2,736	6,289	7,825	-
Financial liabilities
Accounts payable and accrued liabilities	3,393	1,342	517	-
Payable to loyalty program partners	1,267	4,526	6,400	-
	4,660	5,868	6,917	-

Interest rate risk

The Corporation does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on the investments, owing to the short-term nature of the investments.

Determination of fair value

For financial assets and liabilities that are valued at other than fair value on the consolidated statement of financial position (funds receivable from payment processors, short-term investments, security deposits, accounts receivable, accounts payable and accrued liabilities and payable to loyalty program partners), fair value approximates the carrying value at December 31, 2017 and 2016 due to their short-term maturities.

Fair value hierarchy

The Corporation has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies, as disclosed below. However, considerable judgment is required to develop certain of these estimates. Accordingly, these estimated values are not necessarily indicative of the amounts the Corporation could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of each class of financial instruments are discussed below.

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

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POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities
•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Quoted market prices for an identical asset or liability represent a Level 1 valuation. When quoted market prices are not available, the Corporation maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the use of significant unobservable inputs are considered Level 3. The fair value of financial assets and financial liabilities measured at fair value in the consolidated balance sheet as at December 31, 2017 and 2016 are as follows:

2017	Carrying Value	Level 2
Assets:
Foreign exchange forward contracts designated as cash flow hedges(i)	$550	$550

Liabilities:
Foreign exchange forward contracts designated as cash flow hedges(i)	(43)	(43)
	$507	$507

2016	Carrying Value	Level 2
Assets:
Foreign exchange forward contracts designated as cash flow hedges(i)	$84	$84

Liabilities:
Foreign exchange forward contracts designated as cash flow hedges(i)	(258)	(258)
	$(174)	$(174)

(i)

The carrying values of the Corporation’s foreign exchange forward contracts are included in prepaid expenses and other assets and current portion of other liabilities in the consolidated statements of financial position.

There were no material financial instruments categorized in Level 1 or Level 3 as at December 31, 2017 and December 31, 2016 and there were no transfers of fair value measurement between Levels 2 and 3 of the fair value hierarchy in the respective periods.

18. GUARANTEES AND COMMITMENTS

	Total	Year 1	(3)	Year 2	Year 3	Year 4	Year 5+
Operating leases(1)	$10,201	$2,180		$2,099	$1,974	$1,912	$2,036
Principal revenue(2)	337,784	187,433		146,351	4,000	-	-
	$347,985	$189,613		$148,450	$5,974	$1,912	$2,036

(1)	The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.
(2)

For certain loyalty partners, the Corporation guarantees a minimum level of purchase of points/miles, for each contract year, over the duration of the contract term between the Corporation and loyalty program partner. Management evaluates each guarantee at each reporting date and at the end of each contract year, to determine if the guarantee was met for that respective contract year.

(3)	The guarantees and commitments schedule is prepared on a rolling 12-month basis.

The Corporation leases office premises, equipment and services under operating leases. The leases typically run for a period of 1 to 7 years, with an option to renew the lease after that date. During the year ended December 31, 2017 an amount of $2,011 was recognized as an expense in profit or loss in respect of operating leases (2016 - $1,129).

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POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

19. DETERMINATION OF FAIR VALUES

A number of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(i) Intangible assets

The fair value of the intangible assets, including customer relationships, acquired technology, domain names, trademark, patents, and internally use software development costs, is based on the present value of expected future cash flows, or using other judgments and estimates, expected to be derived from the use and eventual sale of the assets.

(ii) Goodwill

The fair value of the CGU is based on the discounted cash flows that are expected to be derived from product offerings and partner relationships.

(iii) Derivatives

The fair value of forward exchange contracts is based on valuations received from the derivative counterparty, which management evaluates for reasonability. Fair values reflect the credit risk of the instrument and include adjustments to take account of the credit risk of the Corporation and the derivative counterparty when appropriate.

(iv) Long-term investment

The fair value of the investment in China Rewards was historically based on a discounted cash flow approach.

20. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash balances related to operations are as follows:

	2017	2016
Increase in funds receivable from payment processors	$(4,768)	$(3,873)
Increase in accounts receivable	(3,684)	(1,069)
Increase in prepaid expenses and other assets	(945)	(219)
Decrease in other assets	54	50
Increase in accounts payable and accrued liabilities	1,663	805
(Decrease) increase in income taxes payable	(943)	1,360
Increase (decrease) in other liabilities	448	(484)
Increase in payable to loyalty program partners	12,325	3,716
	$4,150	$286

21. RELATED PARTIES

Transactions with key management personnel

Compensation

In addition to their salaries, the Corporation also provides non-cash benefits to directors and executive officers. Directors and executive officers participate in the Corporation’s share-based compensation plans (see Note 15).

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POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted

Key management personnel compensation comprised the following:

In thousands of Canadian dollars	2017	2016

Short-term employee salaries and benefits	$2,240	$2,206
Share-based payments	3,230	1,425
Total compensation	$5,470	$3,631

Transactions

Certain members of the Board of Directors, or their related parties, hold positions in other companies that result in them having control or significant influence over those companies. One of these companies transacted with the Corporation during the year. The Corporation recorded expenses of less than $10 in the year ended December 31, 2017 (2016: $96) and had no outstanding amounts payable to this related party at December 31, 2017 (2016: $7). The amounts owing are unsecured, interest-free and due for payment under normal payment terms from the date of the transaction.

22. LONG-TERM INVESTMENT

In 2013, the Corporation entered into a binding agreement to make a minority investment in China Rewards, a domestic Chinese retail coalition loyalty program start-up based in Shanghai, People’s Republic of China. The investment of $5,000 was agreed to be made in a series of tranches which were paid in 2013 and 2014. In 2016, the Corporation recorded an impairment of $5,000 related to its investment in China Rewards as a result of changes in the expected recoverability of the cost of the investment. There were no further long-term investments entered into in the year ended December 31, 2017.

23. SHORT-TERM INVESTMENT

On September 26, 2017 the Corporation settled the interest bearing, unsecured discount bearer deposit note purchased in the prior year and issued by Royal Bank of Canada with a term of 360 days maturing on October 20, 2017. The Corporation settled the deposit note for $10,160, which included $127 of interest earned on the note.

24. CREDIT FACILITIES

On June 30, 2017, the Corporation amended its bank credit facility agreement with Royal Bank of Canada. The following two facilities are available to the Corporation as of December 31, 2017:

•

Revolving operating facility (“Facility #1”) of $8,500 available until May 31, 2018. The interest rate charged on borrowings from Facility #1 ranges from 0.35% to 0.75% per annum over the bank base rate.

•

Term loan facility (“Facility #2”) of $5,000 to be utilized solely for the purposes of financing the cash consideration relating to acquisitions made by the Corporation. This facility is available until May 31, 2018. The interest rate charged on borrowings from Facility #2 ranges from 0.40% to 0.80% per an- num over the bank base rate.

The Corporation is required to comply with certain financial and non-financial covenants under the agreement. The Corporation is in compliance with all applicable covenants on its facilities during the year ended December 31, 2017. The Corporation did not have any borrowings as at or during the year ended December 31, 2017.

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